CHEMBIO DIAGNOSTICS, INC.

CORPORATE FACT SHEET

November 8, 2017

<u>**STOCK INFORMATION**</u> **(at November 7, 2017)**

Ticker:	**CEMI**
Exchange:	**Nasdaq**
Share Price:	**$6.40/share**
Market Cap:	**$78.78 Million**

<u>CORPORATE HIGHLIGHTS</u>

A global leader in point-of-care (POC) infectious disease diagnostics
- Sales in 40+ countries
- Global commercialization organization servicing the U.S., Europe, Africa, Asia Pacific and Latin America
- Operations and manufacturing in the U.S. and Southeast Asia

Groundbreaking patented DPP® technology platform
- Superior sensitivity and specificity vs. traditional lateral flow technology
- Multiple tests from a tiny (10uL) drop of fingertip blood (multiplexing)

Robust pipeline of new DPP® POC assays in development
- DPP® HIV-Syphilis Combination Assay (U.S. version)
- DPP® Fever Assay - Africa (Malaria, Dengue, Zika, Chikungunya, Ebola, Lassa, Marburg)
- DPP® Fever Assay - Asia (Malaria, Dengue, Zika Chikungunya, Leptospirosis, *Rickettsia typhi*, *Burkholderia pseudomallei*, *Orientia tsutsugamushi*.)
- DPP® Technology Collaborations (Traumatic Brain Injury, Cancer, Bovine TB)

Multiple high-value collaborations
- U.S. Government, HHS/ASPR/BARDA: Zika, Dengue, Chikungunya
- Paul G. Allen Ebola Program: Fever Panel - Africa, Zika
- Bill & Melinda Gates Foundation: Malaria Oral Fluid/Saliva
- Centers for Disease Control & Prevention (CDC): Malaria, Ebola
- FIND: Fever Panel - Asia

COMPANY SNAPSHOT

Chembio Diagnostics, Inc. (NASDAQ: CEMI) develops, manufactures, licenses and markets rapid diagnostic assays in the growing $8.0 billion point-of-care (POC) testing market. In addition to its branded and proprietary HIV and fever disease assays, which it sells in the U.S. and/or internationally, the Company has several ongoing collaborations for the development of diagnostic assays for Malaria, Dengue Fever, Zika, Ebola and other febrile illness, brain injury and a specific form of cancer.

Dual Path Platform (DPP®) is Chembio's patented POC technology, which offers significant advantages over lateral-flow technologies including enhanced sensitivity and the ability to conduct multiple tests from a single sample (multiplexing). DPP® continues to provide Chembio with a growing pipeline of business opportunities for the development and manufacture of new products.

CHEMBIO'S LEAD PRODUCTS

DPP® HIV-Syphilis Assay
***available in selected non-U.S. markets*
- Rapid, muliplex detection of HIV 1, HIV 2, and syphilis using a single sample



DPP® HIV 1/2 Assay
- Rapid detection of HIV 1 and HIV 2 antibodies in oral fluid and all blood matrices



HIV 1/2 STAT-PAK® Assay
- Single-use, rapid, visual detection of HIV 1 and HIV 2 antibodies



SURE CHECK® HIV 1/2 Assay
- Self-contained, single-use collection & testing device



CHEMBIO'S DPP® DUAL PATH PLATFORM

- Patented technology
- Allows improved sensitivity and specificity compared to lateral flow technology
- Enables multiple test results via a single blood sample (e.g., HIV-Syphilis Combo Assay)
- Utilized with DPP® Micro Reader for semi-quantitive results
- Offers application within infectious disease and potential for a number of other indications



DPP® Assay



DPP® Micro Reader

SALES AND MARKETING

- Global commercialization organization
- Internal sales and marketing infrastructure
- Partnerships with leading distributors
- Experienced and accomplished leadership
- Strategic base of operations in Southeast Asia
- Sales organization servicing the U.S., Europe, Africa, Asia Pacific and Latin America

MANUFACTURING AND OPERATIONS

- Operations in Medford, New York and in Malaysia
- High volume manufacturing capabilities
- 65,000 sq. ft. leased facilities
- Robust quality management system
- Regulatory access in Southeast Asia
- Total employees: ~165

Sexually Transmitted Diseases

HIV
- Approximately 37 million people living with HIV/AIDS worldwide (2015)
- More than 1.1 million people in the U.S. are living with HIV infection, and approximately 1 in 8 are unaware of their infection

Syphilis
- Approximately 12 million people globally become ill with syphilis annually (2015)
- From 2005-2013, syphilis cases in the U.S. nearly doubled, from 8,724 to 16,663

Fever Diseases

Malaria
- Approximately 214 million Malaria infections and 438,000 deaths annually (2015)

Dengue Fever
- Approximately 390 million Dengue infections annually with 40% of the world population at risk (2013)

Ebola
- Approximately 28,000 infections and 11,000 deaths (2014 – 2015)

Zika
- Since 2015, the geographical range of Zika virus has expanded rapidly, with transmission reported in 60+ countries.

DPP® PIPELINE & COLLABORATORS

Chembio Current Internal Development:
- DPP® HIV-Syphilis Assay (U.S. market)
- DPP® Malaria Assay
- DPP® Chikungunya Assay

Current Development Collaborations:
- DPP® Dengue Fever – Undisclosed collaborator
- DPP® Ebola & Febrile Illness – CDC Research Agreement
- DPP® Fever Panel – Africa – The Paul G. Allen Ebola Program
- DPP® Fever Panel – Asia – FIND
- DPP® Malaria OF/Saliva– The Bill & Melina Gates Foundation
- DPP® Zika Assay – The Paul G. Allen Family Foundation & HHS/BARDA
- DPP® Zika/Dengue/Chikungunya Assay – HHS/BARDA (HHS option)
- DPP® Traumatic Brain Injury – Perseus Science Group LLC
- DPP® Cancer (a specific form) – Undisclosed collaborator
- DPP® BovidTB Assay – U.S. Department of Agriculture

Tech Transfer and Distribution:
- DPP® technology for Geenius™ HIV 1/2 Confirmatory Assay – Bio Rad
- DPP® product distribution in Brazil – Oswaldo Cruz Foundation
- DPP® co-branding and distribution in Brazil – Labtest Diagnostica SA

SENIOR EXECUTIVE OFFICERS

John J. Sperzel III	*Chief Executive Officer*
Javan Esfandiari, M.S.	*Chief Science & Technology Officer*
Richard Larkin, CPA	*Chief Financial Officer*
Sharon Klugewicz, M.S.	*President, Americas Region*
Robert Passas, Ph.D.	*President, EMEA & APAC Regions*

Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763
631-924-1135
www.chembio.com

Company Contact
Susan Norcott
Chembio Diagnostics, Inc.
631-924-1135, ext. 125
snorcott@chembio.com

Investor Relations
Stephanie Diaz
Vida Strategic Partners
415-675-7401
sdiaz@vidasp.com